HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. No. 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

September 7, 2007

Ms. Hanna T. Teshome, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington D.C., 20549

Re:

J-Kan, Inc.

Second Amendment to Registration Statement on Form SB-2

File No. 333-140567

Filed: September 7, 2007

Dear Ms. Wolff:

The response below contains J-Kan, Inc.’s (the Company’s) responses to the SEC’s Comment Letter dated May 30, 2007.  In addition, on behalf of the Company, I am transmitting to the SEC via EDGAR the Company’s Second Amendment to Registration Statement on Form SB-2.

General

1.

Disclosure revised throughout as requested.

2.

Jerry Neel, Jr., reduced his offering from 1,028,000 shares to 200,000 shares.  This change was revised throughout the document.

Cover

3.

Disclosure deleted as requested:

Prospectus Summary

The Corporation, page 1

4.

We separated the discussion of the two businesses as requested.

5.

Revised to state J-Kan’s belief that there are no limitations to others desiring to open a barbeque restaurant in Fort Smith as follows:

Hanna T. Teshome

Re: J-Kan, Inc.

September 7, 2007

We do not know of limitations that would prevent another barbeque restaurant from obtaining a business license in Ft. Smith and providing competing restaurant services.  Jerry Neel’s Barbeque is the only barbeque restaurant to offer eat-in, order to go, and drive-up window service in Ft. Smith, Arkansas

Selling Security Holders, page 10

6.

Paragraph revised as follows (and similarly throughout the document):

. . . . Non-Affiliates, must sell their shares at the fixed price of $1.00 per share during the duration of this offering or until our securities become quoted on a securities exchange and thereafter at market prices or in negotiated private transactions.

Description of Business, page 13

Business Development, page 13

7.

Our most recent reporting period now shows a profit, thus we added the following for clarity:

Our most recent quarter ending April 30, 2007 showed a net income of $23,151.

8.

We added the following paragraph expanding and clarifying our disclosure:

Our current plan provides for the continued leasing of our 4,000 square feet of space and maintaining our current menu offering.   Our present lease was entered into on November 1, 1998 providing for monthly rent payments of $4,000 per month due on the first day of each month as advance payments for the month upcoming.  There is a daily $10.00 late charge for each day the rent payment is late.   Our current lease expires on October 31, 2010.  There is a provision for the Lessee to have the option to extend the lease for one (1) addition five (5) year term by providing sixty (60) day written notice to the Lessors.  The lease is executed between related parties.  The Lessors are Sandra C. and Jerry W. Neel, Sr. the parents of Jerry Neel, Jr., President of J-Kan, Inc.   Management feels this is vital to our local clientele we want to continue to attract.  In addition we have an option to purchase 2 ½ acres of prime property on U.S. Highway 71 in Ft. Smith, Arkansas approximately 2 miles south of our current location.  We have spent in excess of $20,000 on a site plan and architectural drawings for a 10,600 square foot building that will seat 264 patrons.  The following two diagrams represent the different traffic patterns that have been developed by the architects for the Company, Guest, Reddick Architects of Ft. Smith, Arkansas.

Diagrams of two options for the new building are provided in the SB-2 A/2.

Management’s Discussion and Analysis, page 21

Our Business

9.

The disclosure throughout this section was revised to reflect both our revised plan to refurbish the current building and to provide a balanced, realistic discussion of time frames and financing, including steps that need to be taken and estimated costs.

10.

Changed the disclosure as requested:

Purchases consist of food, paper and beverage costs including packaging costs.

Hanna T. Teshome

Re: J-Kan, Inc.

September 7, 2007

Critical Accounting Policies, page 23

11.

Due to the restatement of goodwill as contributed capital, the company is no longer providing a discussion regarding the impairment of long-lived assets and goodwill.  See also Note 2 in the Notes to Consolidated Financial Statements, July 31, 2006 and 2005, pages F-22 and F-23 and in response to Comment 12 below.

Goodwill, page 24

12.

In response to your comments, we deleted the Goodwill section and added the following note in  the Notes to Consolidated Financial Statements, July 31, 2006 and 2005:

NOTE 2:  RESTATEMENTS

2004 – Goodwill

On November 11, 1998, J-Kan, Inc. purchased 500 shares of the outstanding common stock, with a carrying value of $302,120, from Neel’s Food Service, Inc. for $423,000. As the Company and Neel’s Food Service, Inc. were under common control at the date of the purchase, the common stock acquired was recorded at the carrying value to Neel’s Food Service, Inc.  The difference between the carrying value of the stock and the purchase price was recorded as goodwill in the amount of $120,880.  The Securities Exchange Commission has determined that   been recorded as a dividend by J-Kan, Inc. and reflected as a reduction of stockholder’s equity. The July 31, 2004 consolidated financial statements have been restated to decrease both goodwill and stockholder’s equity in the amount of $120,880.  This restatement has no effect on the consolidated net income previously reported for the years ended July 31, 2006, 2005 and 2004.

Results of Operations for the six months ended January 31, 2007, page 24

13.

The disclosure in this section has been revised as follows: “Since we have paid the costs of this registration statement as they came due, we believe our expenses will stabilize in the next quarter, and the year end expenses will track closely with our expenses from fiscal year ended July 31, 2006.”  This section refers to the costs and expenses of the Company in its current state as a non-public company.

The disclosure in the Liquidity and Capital Resources section states: “Management believes it will have to retain consultants or additional employees to assist with the burden of being a public company.  These extra costs will directly impact our ability to generate profits” (emphasis added).  This section refers to costs once the Company is a “public company.”  No changes made.

14.

Disclosure added to this section as follows:

While salaries decreased approximately $36,500 management does not believe that the salaries paid should be considered unreasonably low.  The Company has therefore not made any changes to its financial statements to reflect contributed capital from this reduction.

Results of Operations for the Year ended July 31, 2006 and 2005, page 26

15.

Disclosure was added as requested:

Hanna T. Teshome

Re: J-Kan, Inc.

September 7, 2007

We made no material changes to our menu offering.  This allowed us to use our historical purchases to determine our needs for purchases on a monthly basis.  Using our historical results we were able to reduce our purchases by approximately eight percent (8%).  In addition, management determined that salaries should be increased due to the longer hours of employees.  This caused salaried to increase by sixteen percent (16%) over the prior year.  The company believes that it had few significant changes in its line items other than salaries, purchases and advertising.  Due to the aging of our building we did have an increase in repairs and maintenance of thirty-four percent (34%) or $4,678.  The other area where the company saw a significant increase was in the cost of health insurance for employees.  Our costs increased $6,129 or twenty-nine percent (29%).  Management is looking at ways to decrease this cost such as larger employee contributions and reduced coverage.

16.

Disclosure was added as requested (see response to Comment 15).

17.

The Table on page 27 was corrected.

Plan of Operations, page 29

18.

It was never our intention to compete or interfere with the public offering by our security holders. Accordingly, we revised the disclosure, deleting the discussion regarding private placement, as follows:

It is our intention to raise funds privately through debt financing or loans from our officers and directors ..

Interim Financial Statements for the Six Months Ended January 31, 2007

Consolidated Statements of Changes in Stockholders’ Equity, page F-6

19.

Corrected the error.

Consolidated Statements of Changes in Stockholders’ Equity, page F-6

Consolidated Statement of Cash Flows, page F-7

20.

The headings were revised to state that each statement is for the “Nine Months Ended April 30, 2007 and 2006.”

Note  9. Stock Transactions and Subsequent Events

21.

New Note 8. Stock Transactions has been revised.

Other

22.

Revisions to Interim financial statements are now reflected in the audited financial statements.

Audited Financial Statements for the Year Ended July 31, 2006

Consolidated Balance Sheet, page F-12

23.

As requested, the amount recorded as goodwill in both the audited and unaudited interim balance sheets was removed and credited to retained earnings.

Hanna T. Teshome

Re: J-Kan, Inc.

September 7, 2007

Notes to the Audited Financial Statements

General

24.

Disclosure in the audited financials statements regarding the control issue was added to Note 3, in the Notes to Consolidated Financial Statements, July 31, 2006 and 2005.

25.

Disclosure regarding the fair value of financial instruments was added as Note 8, in the Notes to Consolidated Financial Statements, July 31, 2006 and 2005.

Note 1. Summary of Significant Accounting Policies, page F-16

Net Income per share of common stock, page F-23

26.

The net income per share of common stock for the year ended July 31, 2006 has been corrected.

Note 3. Related Party Transactions, page F-24

27.

We added a NOTE 2. RESTATEMENTS and included the following disclosure:

2006 – Rent and Accrued Rent

During the year ended July 31, 2006 the company paid rent of $34,000.  The additional rent due of $14,000 has been recorded by the company as an increase in accrued rent and rent expense.  The July 31, 2006 financial statements have been restated to incorporate these changes.  The effect on consolidated net income previously reported was ($14,000.00) and the effect on earnings per share was (.01).

The audit report date was changed to August 20, 2007 due to the restatement of Goodwill which was the later date of the two restatements.  See Response to Comment 12, above.

28.

The shareholder note was reclassified as a current liability.

Note 5. Long Term Debt, page F-25

29.

We request clarification of this comment.  The maturity dates for all long-term debt obligations have been disclosed.  Furthermore, there are no restrictive covenants associated with the debt.

Audited Financial Statements for the Year Ended July 31, 2005

Consolidated Statement of Operations for the year ended July 31, 2005

30.

The 2006 and 2005 financial statements are now presented together.  Now the Cost of Sales for both 2006 and 2005 are reflected as a component of total expenses as requested.

Note 5. Long-Term Debt, page F-27

31.

Disclosure was corrected as requested.

Hanna T. Teshome

Re: J-Kan, Inc.

September 7, 2007

Other

32.

Financial Statements updated to nine months ending April 30, 2007.

33.

Updated consent filed.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

J-Kan, Inc. SB-2/A-2

2.

Exhibit 5.2: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3.

Exhibit 15.2: Letter on Unaudited Interim Financial Information.

4.

Exhibit 23.2: Consent of Independent Auditor